Exhibit 99.1
Qiao Xing Universal Telephone, Inc. to Sell USD40 Million’s Worth of Convertible Bonds to two Strategic Investors, including one Strategic Investor that Recently Purchased 3 Million Shares of Common Stock from the Company
     HUIZHOU, Guangdong, China, April 28 /Xinhua-PRNewswire/ —Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today that it had recently signed binding agreements to sell to two strategic investors USD40 million’s worth of convertible bonds (CB). According to the agreements, the holders of the CB may, at their option within 3 years of the closing of the deal, convert the CB into common stock of XING at a conversion price equal to 115% of the volume-weighted average price of the XING common stock for the 5 days prior to the signing of the term sheet (subject to certain conditions), or shares of the common stock of Qiao Xing Mobile Communication Co., Ltd. (QXMC) in the event of its IPO at a price equal to 7 times QXMC’s 2005 consolidated earnings per share. QXMC holds 90% of the equity in CEC Telecom Co. Ltd. (CECT), and is itself currently 80% owned by XING.
The proceeds of the financing will be used for general corporate and working capital purposes in order to better help the Company achieve its goals for 2006 and beyond, especially CECT’s 3G development operations.
The closing of the transaction is subject to certain conditions precedent which include among other things the approval of the stockholders of Qiao Xing Universal. Three closely-related shareholders, which together hold a sizable block of XING shares, have signed Voting Agreements with the Company, committing to voting all their shares in favor of the sale by the Company of USD40 million’s worth of convertible bonds.
Mr. Wu Rui Lin, Chairman of XING, said, “One of the two strategic investors has recently completed two rounds of investment in the Company by purchasing 3 million shares of common stock of XING. Now, it has signed binding agreements to buy 90% of the USD40 million’s worth of bonds with the potential of their being converted into common stock of XING or common stock of QXMC in the event of an initial public offering. We believe that this sequence of events demonstrates this strategic investor’s confidence in XING and XING’s ability to attract institutional investors.
“With the funds raised from the sale of 3 million shares of common stock and to be raised from this proposed USD40 million convertible bond sale, Qiao Xing Universal Telephone’s operating subsidiaries CECT and Huizhou Qiao Xing Communication Industry, Ltd. are poised to achieve even greater success in the fields of high-end mobile phone handsets, indoor telephone sets with value added features and VoIP terminal products.”
This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $244 million in 2004. The Company’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, advanced mobile phones, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. This includes the world’s first model of dual mode and dual call waiting GSM/CDMA smartphone, the ‘CECT CoolPAD 728.’ The Company has established co-operative relationships with leading telecom and software companies for their China strategy, including Microsoft and Palm, aiding success for its ‘High End Mobile Phone Strategy’. XING currently distributes over 260 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com .
     Forward-looking statements
     This release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking statements involve risks and uncertainties that include, but not limited to, those relating to economic, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions. Such statements are based on management’s current expectations, but actual results may differ materially due to various factors, including those risks and uncertainties mentioned or referred to in this press release.
SOURCE    Qiao Xing Universal Telephone, Inc.
          -0-                    04/28/2006
          /CONTACT: Rick Xiao, IR Director of XING, +86-752-282-0268, or rickxiao@qiaoxing.com /
          /Web Site: http://www.cosun-xing.com /
          (XING)